UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 144

                      NOTICE OF PROPOSED SALE OF SECURITIES
              PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker

________________________________________________________________________________
1(a) NAME OF ISSUER (Please type or print)
     HEWLETT-PACKARD COMPANY
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1(b) IRS IDENT. NO.                    1(c) SEC FILE NO.
     94-1081436                             1-4423
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1(d) ADDRESS OF ISSUER              STREET
     3000 HANOVER STREET
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1(d) CITY                       STATE                  ZIP CODE
     PALO ALTO                  CA                     94304
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1(e) TELEPHONE NO.
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     AREA CODE           NUMBER
     650                 857-1501
________________________________________________________________________________
2(a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD
MARK V. HURD
--------------------------------------------------------------------------------
2(b) IRS IDENT. NO.                    (c) RELATIONSHIP TO ISSUER
     WITHHELD                              OFFICER AND DIRECTOR
--------------------------------------------------------------------------------
2(d) ADDRESS STREET           CITY               STATE             ZIP CODE
     3000 HANOVER STREET      PALO ALTO          CA                94304
--------------------------------------------------------------------------------

INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the SEC File Number.

3(a)           (b)                   SEC USE ONLY    (c)          (d)         (e)                (f)               (g)
Title of the   Name and Address of   Broker-Dealer   Number of    Aggregate   Number of Shares   Approximate       Name of Each
Class of       Each Broker Through   File Number     Shares or    Market      or Other Units     Date of Sale      Securities
Securities     Whom the Securities                   Other Units  Value       Outstanding        (See instr. 3(f)) Exchange
to be Sold     are to be Offered                     to be Sold   (See instr. (See instr. 3(e))  (MO. DAY YR.)     (See instr. 3(g))
               or Each Market                        (See instr.  3(d))
               Maker who is                          3(c))
               Acquiring the
               Securities
------------------------------------------------------------------------------------------------------------------------------------
COMMON STOCK   COMPUTERSHARE                         25,000       $839,167    2,828,423,388      04/03/2006        NYSE
               2 N. LASALLE STREET
               CHICAGO, IL 60602
------------------------------------------------------------------------------------------------------------------------------------

INSTRUCTIONS:
1.(a) Name of issuer
  (b) Issuer's I.R.S. Identification Number
  (c) Issuer'S S.E.C. file number, if any
  (d) Issuer's address, including zip code
  (e) Issuer's telephone number, including area code

2.(a) Name of person for whose account the securities are to be sold
  (b) Such person's I.R.S. identification number, if such person is an entity
  (c) Such person's relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)
  (d) Such person's address, including zip code

3.(a) Title of the class of securities to be sold
  (b) Name and address of each broker through whom the securities are intended to be sold
  (c) Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
  (d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
  (e) Number of shares or other units of the class outstanding, or if debit securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
  (f) Approximate date on which the securities are to be sold
  (g) Name of each securities exchange, if any, on which the securities are intended to be sold

                         TABLE I - SECURITIES TO BE SOLD

    Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

                                                     Name of Person
                                                     from Whom Acquired
Title of   Date You    Nature of                     (If gift, also give date   Amount of             Date of
the Class  Acquired    Acquisition Transaction       donor acquired)            Securities Acquired   Payment     Nature of Payment
------------------------------------------------------------------------------------------------------------------------------------
COMMON     04/01/2006  RELEASE OF RESTRICTED STOCK   HEWLETT-PACKARD COMPANY    75,253                N/A         N/A
STOCK
------------------------------------------------------------------------------------------------------------------------------------

INSTRUCTIONS:
1. If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

              TABLE II - SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

                                                                           Amount of           Gross
Name and Address of Seller     Title of Securities Sold    Date of Sale    Securities Sold     Proceeds
-------------------------------------------------------------------------------------------------------
MARK V. HURD                                                                   NONE
3000 HANOVER STREET
PALO ALTO, CA 94304
-------------------------------------------------------------------------------------------------------

REMARKS:
The shares covered by this Form 144 are being sold pursuant to a Rule 10b5-1 trading plan dated March 7, 2006, which plan is intended to comply with Rule 10b5-1, and the representation regarding the seller's lack of knowledge of material non-public information is as of the date of the trading plan.

INSTRUCTIONS:
See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION:
The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any materialadverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which have not been publicly disclosed.



       April 3, 2006                   /s/ Charles N. Charnas, Attorney-in-Fact
___________________________________    ________________________________________
      (DATE OF NOTICE)                                (SIGNATURE)

The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed. Any copies not manually signed shall bear typed or printed signatures.

  ATTENTION: Intentional misstatements or omission of facts constitute Federal
                   Criminal Violations (See 18 U.S.C. 1001).